MENTOR FUNDS

     Plan pursuant to Rule 18f-3(d) under the Investment Company Act of 1940
                            (Money Market Portfolios)

                           Effective August ___, 1998


         Each series of shares of beneficial interest in Mentor Funds (the "Trust") that is a money market fund (each a "Portfolio" and, together, the "Portfolios") may from time to time issue one or more of the following classes of shares: Retail Shares and Institutional Shares. Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the prospectus in respect of any such Portfolio as from time to time in effect (each, the "Prospectus"). The differences in expenses between these classes of shares, and the conversion and exchange features of each class of shares, are set forth below in this Plan. Except as noted below, expenses are allocated between the classes of shares of each Portfolio based upon the expenses incurred by each class or as otherwise determined to be fair and equitable by the Trustees. This Plan is subject to change, to the extent permitted by law and by the Declaration of Trust and By-laws of the Trust, by action of the Trustees of the Trust.


RETAIL SHARES

Distribution and Service Fees

         Retail Shares pay distribution fees pursuant to a plan (the "Plan") adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). Retail Shares also bear any costs associated with obtaining shareholder approval of the Plan (or an amendment to the Plan). Pursuant to the Plan, Retail Shares may pay up to .38% of the relevant Portfolio's average net assets attributable to Retail Shares. Amounts payable under the Plan are subject to such further limitations as the Trustees may from time to time determine and as set forth in the Prospectus.

Exchange Features

         Retail Shares of any Portfolio may be exchanged, at the holder's option, for Retail Shares of any other Portfolio that offers Retail Shares without the payment of a sales charge beginning 15 days after purchase, provided that Retail Shares of such other Portfolio are available to residents of the relevant state.

Conversion Features

         Retail Shares do not convert into any other class of shares.

Initial Sales Charge

         Retail Shares are offered at their net asset value, without an initial sales charge.

Contingent Deferred Sales Charge

         Retail shares are not subject to any contingent deferred sales charge.


INSTITUTIONAL SHARES

Distribution and Service Fees

         Institutional Shares pay no Rule 12b-1 distribution fees.

Exchange Features

         Institutional Shares of any Portfolio may be exchanged, at the holder's option, for Institutional Shares of any other Portfolio without the payment of a sales charge beginning 15 days after purchase, provided that such other shares are available to residents of the relevant state.

Conversion Features

         Institutional Shares do not convert into any other class of shares.

Initial Sales Charge

         Institutional Shares are offered at their net asset value, without an initial sales charge.

Contingent Deferred Sales Charge

         Institutional Shares are not subject to any CDSC.


                                       -2-